UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RVUE HOLDINGS, INC.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

74975J 104

(CUSIP Number)

April 12, 2011

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSONS Acorn Composite Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 9,166,666(1)
	6	SHARED VOTING POWER 9,166,666(1)
	7	SOLE DISPOSITIVE POWER 9,166,666(1)
	8	SHARED DISPOSITIVE POWER 9,166,666(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,166,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 4,583,333 shares of Common Stock and (ii) warrants to acquire 4,583,333 shares of Common Stock.

(2)
Based on 41,857,058 shares of Common Stock, which includes (i) 37,273,725 shares of Common Stock outstanding as of March 28, 2011; and (ii) 4,583,333 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 74975J 104	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSONS Robert W. Roche
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,166,666(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,166,666(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,166,666(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%(4)
12	TYPE OF REPORTING PERSON IN

(3)	Includes (i) 4,583,333 shares of Common Stock and (ii) warrants to acquire 4,583,333 shares of Common Stock.

(4)
Based on 41,857,058 shares of Common Stock, which includes (i) 37,273,725 shares of Common Stock outstanding as of March 28, 2011; and (ii) 4,583,333 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 74975J 104	SCHEDULE 13G	Page 4 of 8

Item 1(a)      Name of Issuer:
rVue Holdings, Inc. (“Issuer”)

Item 1(b)      Address of Issuer’s Principal Executive Offices:
100 NE 3rd Avenue, Suite 200, Fort Lauderdale, Florida 33301

Item 2(a)      Name of Person Filing:
Acorn Composite Corporation
Robert W. Roche

Item 2(b)      Address of Principal Business Office or, If None, Residence:

Acorn Composite Corporation
c/o OAR Management
9746 S. Roberts Road
Palos Hills, IL 60465

Robert W. Roche
c/o OAR Management
9746 S. Roberts Road
Palos Hills, IL 60465

Item 2(c)      Citizenship:
Acorn Composite Corporation - Nevada
Robert W. Roche - United States of America

Item 2(d)      Title of Class of Securities:
Common Stock, par value $.001.

Item 2(e)      CUSIP Number:
74975J104      .

Item 3.      Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.      Ownership:

				Sole Power	Shared Power	Sole Power	Shared Power
	Amount			to Vote or	to Vote or	to Vote or	to Vote or
	Beneficially	Percent		Direct	Direct	Direct the	Direct the
Reporting Person	Owned	of Class		the Vote	the Vote	Disposition of	Disposition of

Acorn Composite Corporation	9,166,666	21.9	% (5)	9,166,666	9,166,666	9,166,666	9,166,666

Robert W. Roche	9,166,666	21.9	% (5)	0	9,166,666	0	9,166,666

(5)
Based on 41,857,058 shares of Common Stock, which includes (i) 37,273,725 shares of Common Stock outstanding as of March 28, 2011; and (ii) 4,583,333 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 74975J 104	SCHEDULE 13G	Page 5 of 8

Mr. Roche is the sole owner of Acorn Composite Corporation. Accordingly, Mr. Roche may be deemed to beneficially own all of the shares held by Acorn Composite Corporation.

Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.    Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.    Identification and Classification of Members of the Group
Not applicable.

Item 9.    Notice of Dissolution of Group
Not applicable.

Item 10.    Certifications
Not applicable.

CUSIP No. 74975J 104	SCHEDULE 13G	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2011	ACORN COMPOSITE CORPORATION

	By:	/s/ Robert W. Roche
	Name:	Robert W. Roche
	Title:	Director

Robert W. Roche
	Name:	Robert W. Roche

CUSIP No. 74975J 104	SCHEDULE 13G	Page 7 of 8

LIST OF EXHIBITS

Exhibit No.	Description
99.A	Joint Filing Agreement